SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________
SCHEDULE 13G*
(Rule 13d‑102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d‑1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d‑2
(Amendment No. _________)*
INTERMOLECULAR, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

45882D109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            Rule 13d-1(b)
[X]    Rule 13d-1(c)
    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45882D109	13G	Page 2 of 12

1	NAMES OF REPORTING PERSONS David E. Lazovsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (see instructions) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 4,083,790
	6	SHARED VOTING POWER 270,882
	7	SOLE DISPOSITIVE POWER 4,083,790
	8	SHARED DISPOSITIVE POWER 270,882
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,354,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No.: 45882D109	13G	Page 3 of 12

1	NAMES OF REPORTING PERSONS Juel D. Lazovsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (see instructions) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,882
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,882
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,882
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No.: 45882D109	13G	Page 4 of 12

1	NAMES OF REPORTING PERSONS The David E. Lazovsky 2010 Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (see instructions) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
	5	SOLE VOTING POWER 225,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 225,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No.: 45882D109	13G	Page 5 of 12

1	NAMES OF REPORTING PERSONS The Juel D. Lazovsky 2010 Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (see instructions) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 225,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 225,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No.: 45882D109	13G	Page 6 of 12

1	NAMES OF REPORTING PERSONS The Lazovsky 2010 Irrevocable Children’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (see instructions) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 45,882
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 45,882
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,882
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No.: 45882D109	13G	Page 7 of 12

Item 1.
(a)    Name of Issuer: Intermolecular, Inc. (the “Company”)

(b)    Address of Issuer’s Principal Executive Offices:
3011 North First Street
San Jose, CA 95134

Item 2.
(a)    Name of Person Filing:
(i)    David E. Lazovsky
(ii)    The David E. Lazovsky 2010 Annuity Trust (“Annuity Trust A”)
(iii)    The Juel D. Lazovsky 2010 Annuity Trust (“Annuity Trust B”)
(iv)    The Lazovsky 2010 Irrevocable Children’s Trust (“Children’s Trust”)

(b)    Address of Principal Business Office or, if none, Residence:
For all filing persons:
3011 North First Street
San Jose, CA 95134

(c)    Place of Organization or Citizenship:
David E. Lazovsky and Juel D. Lazovsky are U.S. citizens. Each of the trusts identified in Item 2(a) is organized under the laws of the State of California.

(d)    Title of Class of Securities:
Common Stock, $0.001 par value per share

(d)    CUSIP Number:
45882D109

Item 3.	Not applicable

CUSIP No.: 45882D109	13G	Page 8 of 12

Item 4.        Ownership:

(a)	Amount beneficially owned as of December 31, 2011:

David E. Lazovsky:    4,354,672 shares
Juel D. Lazovsky:    270,882 shares
Annuity Trust A:     225,000 shares
Annuity Trust B:     225,000 shares
Children’s Trust:    45,882 shares

All shares owned by the trusts (an aggregate of 495,882 shares) may be deemed to be beneficially owned by David E. Lazovsky. Shares in Annuity Trust B and the Children’s Trust may be deemed to be beneficially owned by Juel D. Lazovsky.

(b)	Percent of class:

David E. Lazovsky:    10.2%
Juel D. Lazovsky:    1.0%
Annuity Trust A:     0.5%
Annuity Trust B:     0.5%
Children’s Trust:    0.01% shares

The percentage for Mr. Lazovsky is calculated using a denominator of 42,218,906 outstanding shares as of 12/31/11 plus 561,038 shares that could be acquired within 60 days. All other percentages were calculated using a denominator of 42,218,906

(c)    Number of shares as to which such person has:
(i)    sole power to vote or to direct the vote:

Mr. Lazovsky:    4,083,790
Juel D. Lazovsky:    0
Annuity Trust A:     0
Annuity Trust B:     0
Children’s Trust:    0

(ii)    shared power to vote or to direct the vote:

* see explanation below

(iii)    sole power to dispose or to direct the disposition of:

Mr. Lazovsky:    4,083,790
Juel D. Lazovsky:    0
Annuity Trust A:     0
Annuity Trust B:     0
Children’s Trust:    0

CUSIP No.: 45882D109	13G	Page 9 of 12

(iv)    shared power to dispose or to direct the disposition of:

* Mr. Lazovsky may be deemed to have shared power to vote, or direct the vote of, and shared power to dispose of, or direct the disposition of, shares held by (a) Annuity Trust B, due to his relationship with his spouse, Juel D. Lazovsky, who is trustee, and (b) the Children’s Trust, due to the ability of Mr. Lazovsky and his spouse to purchase the shares from the Children’s Trust at any time for fair value.

* Mrs. Lazovsky may be deemed to have shared power to vote, or direct the vote of, and shared power to dispose of, or direct the disposition of, shares held by (a) Annuity Trust B due to her relationship with her husband, David E. Lazovsky, and (b) the Children’s Trust, due to the ability of Mrs. Lazovsky and her spouse to purchase the shares from the Children’s Trust at any time for fair value.

Item 5.        Ownership of Five Percent or Less of a Class:
Not applicable

CUSIP No.: 45882D109	13G	Page 10 of 12

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable
Item 8.        Identification and Classification of Members of the Group:
See Item 2. The filings persons are making a joint filing pursuant to Rule 13d‑1(k) under the Securities Exchange Act of 1934, as amended. The filing parties have executed an Agreement with Respect to Joint Filing of Schedule 13G, which is filed as Exhibit 1 to this Schedule 13G.
Item 9.        Notice of Dissolution of Group:
Not applicable
Item 10.    Certification:
Not applicable.

CUSIP No.: 45882D109	13G	Page 11 of 12

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2012

/s/ DAVID E. LAZOVSKY
David E. Lazovsky

On behalf of the following filing persons:

David E. Lazovsky
Juel D. Lazovsky
The David E. Lazovsky 2010 Annuity Trust
The Juel D. Lazovsky 2010 Annuity Trust
The Lazovsky 2010 Irrevocable Children’s Trust

CUSIP No.: 45882D109	13G	Page 12 of 12

Exhibit 1

AGREEMENT WITH RESPECT TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that any statement on Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendments thereto, with respect to the securities of Intermolecular, Inc. may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.

DAVID E. LAZOVSKY

/s/ DAVID E. LAZOVSKY                        Dated: November 9, 2012
David E. Lazovsky

JUEL D. LAZOVSKY

/s/ JUEL D. LAZOVSKY                        Dated: November 9, 2012
Juel D. Lazovsky

THE DAVID E. LAZOVSKY 2010 ANNUITY TRUST

/s/ DAVID E. LAZOVSKY                        Dated: November 9, 2012
By: David E. Lazovsky, Trustee

THE JUEL D. LAZOVSKY 2010 ANNUITY TRUST

/s/ JUEL D. LAZOVSKY                        Dated: November 9, 2012
By: Juel D. Lazovsky, Trustee

The Lazovsky 2010 Irrevocable Children's Trust

/s/ MEGAN CLARK                            Dated: November 9, 2012
By: Megan Clark, Trustee